82-57

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

04010955

04 MAR 30 AM 7:21

SUPPL

CORPORATE - SECRETARIAL - FACSIMILE

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: (212) 656-5071/5072

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Nicole Folwell, Corporate Secretarial Department

Date: March 26, 2004 Time: 4:30 PM MST

Number of Pages (including Cover) 3

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire immediately:

" ***TransCanada Renews State of Alaska Discussions for Alaska Portion of Alaska Highway Pipeline Project*** "

dw 3/30

Disposition of Original:

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If message is unclear or incomplete, please contact the operator:
Operator: Nicole Folwell Phone: (403) 920-7678

TransCanada
In business to deliver

NewsRelease

TransCanada Renews State of Alaska Discussions for Alaska Portion of Alaska Highway Pipeline Project

CALGARY, Alberta - March 26, 2004 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation has been engaged in renewed discussions with the State of Alaska relating to the Alaskan portion of the Alaska Highway Pipeline Project. The State has extended to TransCanada the same offer that was made to MidAmerican Energy Holding Company on March 25, 2004.

Further to these discussions, TransCanada is prepared to assume a leadership position with respect to the development of an independently-owned pipeline project in Alaska, in addition to our long-standing leadership of the Canadian portion of the project.

Since being granted the certificates for the project in both Canada and Alaska 25 years ago, TransCanada, through its wholly-owned subsidiaries the Alaskan Northwest Natural Gas Transportation Company and Foothills Pipe Lines Ltd., has promoted the development of a transportation system that will deliver Alaska's natural gas resources to markets in the Lower 48 States. Over that period, TransCanada has worked actively to bring stakeholders together to resolve the many issues facing a project of this scale in both Canada and Alaska. Most recently, our commitment to the project has been evidenced by the submission to both the State of Alaska and other stakeholders of a proposal for solving the commercial obstacles to the project.

TransCanada will work with the State on resolving Alaska State right of way issues. We are open to the potential participation of various Alaska Native corporations. TransCanada looks forward to collaborating with the State and the key stakeholders to create a commercial structure that allows the project to move forward.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 39,000 kilometres (24,200 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Kurt Kadatz / Hejdi Feick	(403) 920-7859
Investor & Analyst Inquiries:	David Moneta /Debbie Stein	(403) 920-7911

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	9233
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	03/26 18:19
USAGE T	01'05
PGS.	3
RESULT	OK